SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.     )1

Green Mountain Coffee Roasters, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

393122106

(CUSIP Number)

February 24, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_|Rule 13d-1(d)

_________________

         1 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 393122106	13G	Page 2 of 5 Pages

1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Natcan Investment Management Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3)	SEC Use Only
4)	Citizenship or Place of Organization Province of Québec (Canada)
Number of Shares Beneficially Owned by Each Reporting Person With:	(5)	Sole Voting Power 367,904
	(6)	Shared Voting Power 0
	(7)	Sole Dispositive Power 367,904
	(8)	Shared Dispositive Power 0
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 367,904
10)	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11)	Percent of Class Represented by Amount in Row (9) 5.12%
12)	Type of Reporting Person (See Instructions) IA

CUSIP No. 393122106	13G	Page 3 of 5 Pages

Item 1 (a)	Name of Issuer:
Green Mountain Coffee Roasters Inc.
Item 1 (b)	Address of Issuer's Principal Executive Offices:
33 Coffee Lane Waterbury VT 05676
Item 2 (a)	Name of Person Filing: Natcan Investment Management Inc.
Item 2 (b)	Address of Principal Business Office or, if none, Residence:
1100 University, Suite 400 Montreal, Québec H3B 2G7 Canada
Item 2 (c)	Citizenship: Canada
Item 2 (d)	Title of Class of Securities: Common Stock
Item 2 (e)	CUSIP Number:
393122106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	|_|	Broker or dealer registered under Section 15 of the Act.
	(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
	(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
	(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
	(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
	(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

		[X]	If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 393122106	13G	Page 4 of 5 Pages

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
367,904
(b)	Percent of Class:
5.12%
(c)	Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:   367,904

(ii)    Shared power to vote or direct the vote:   0

(iii)   Sole power to dispose or to direct the disposition of:   367,904

(iv) Sole power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Natcan Investment Management Inc. acts as an investment advisor on behalf of many institutional clients.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
N/A
Item 8.	Identification and Classification of Members of the Group. N/A
Item 9.	Notice of Dissolution of Group. N/A
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 393122106	13G	Page 5 of 5 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Natcan Investment Management Inc. By: /s/ Michel Lajoie Title: Manager, Compliance and Legal Affairs

Date: July 27, 2005